SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                 _______________

                                  SCHEDULE 14D-1

                              TENDER OFFER STATEMENT

                                   PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                   SCHEDULE 13D

                                (AMENDMENT NO. 3)
                                 _______________

                                   CONRAIL INC.
                            (Name of Subject Company)

                                 CSX CORPORATION
                             GREEN ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                          (Title of Class of Securities)

                                   208368 10 0
                      (CUSIP Number of Class of Securities)

                         SERIES A ESOP CONVERTIBLE JUNIOR
                        PREFERRED STOCK, WITHOUT PAR VALUE
                          (Title of Class of Securities)

                                  NOT AVAILABLE
                      (CUSIP Number of Class of Securities)

                                   MARK G. ARON
                                 CSX CORPORATION
                                 ONE JAMES CENTER
                               901 EAST CARY STREET
                          RICHMOND, VIRGINIA  23219-4031
                            TELEPHONE:  (804) 782-1400
          (Names, Addresses and Telephone Numbers of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                 With a copy to:

                                 PAMELA S. SEYMON
                          WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK  10019
                            TELEPHONE:  (212) 403-1000

                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on October 16, 1996, as previously amended and supplemented (the "Schedule 14D-1"), by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corpo-ration and a wholly owned subsidiary of CSX Corporation, a Vir-ginia corporation ("Parent"), to purchase an aggregate of 17,860,124 shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the as-sociated Common Stock Purchase Rights, upon the terms and sub-ject to the conditions set forth in the Offer to Purchase, dated October 16, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amend-ments or supplements thereto, constitute the "Offer") at a pur-chase price of $92.50 per Share, net to the tendering share-holder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.


         ITEM 10.  ADDITIONAL INFORMATION.

                   (b)-(c) Section 16 of the Offer to Purchase is hereby amended and supplemented by changing the words "will request" to "have requested" in, and adding ", and such Office has done so" at the end of, the fifth sentence of the first paragraph under the subsection entitled "Antitrust." In addi-tion, Section 16 is hereby amended and supplemented by adding the following sentence after the above-modified sentence:

                   On this basis, Purchaser expects that the condition set forth in subsection (1)(ii) of Section 15 will be satisfied.

                   (e) (i) Section 16 of the Offer to Purchase is hereby further amended and supplemented by adding the following paragraph at the end of the subsection entitled "Norfolk
         Southern Litigation":

                        On October 30, 1996, NSC filed a First Amended
                   Complaint for Declaratory and Injunctive Relief in the United States District Court for the Eastern Dis-trict of Pennsylvania. The Amended Complaint, among other things, adds allegations related to certain provisions in the Merger Agreement and the Rights Agreement.

                   A copy of the above-described Amended Complaint is attached hereto as Exhibit (c)(6), and the foregoing summary description is qualified in its entirety by reference to such exhibit.







                   (ii) Section 16 of the Offer to Purchase is hereby further amended and supplemented by adding the following para-graph after the subsection entitled "Norfolk Southern
         Litigation":

                        Shareholder Litigation.  On October 30, 1996,
                   three shareholders of the Company filed a complaint, individually and derivatively on behalf of the Com-pany, against the Company, Parent and certain other defendants in the United States District Court for the Eastern District of Pennsylvania. Plaintiffs request declaratory and injunctive relief from, among other things, defendants' alleged violations of fed-eral securities laws, holding the Pennsylvania Special Meeting, consummation of the Offer, alleged illegal and ultra vires acts by the Company and its directors, including seeking approval of the Articles Amendment, and alleged breach of fiduciary duties by directors of the Company.

                   (f) On October 30, 1996, Parent issued a press re-lease in response to a letter sent by NSC to shippers. A copy of the press release is attached hereto as Exhibit (a)(11), and the foregoing description of such document is qualified in its entirety by reference to such exhibit.


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)    --   Offer to Purchase, dated October 16, 1996.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Notice of Guaranteed Delivery.*

         (a)(4)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.*

         (a)(5)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nom-inees.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         _____________________
         *  Previously filed.










         (a)(7)    --   Text of Press Release issued by Parent on Octo-
                        ber 15, 1996.*

         (a)(8)    --   Form of Summary Advertisement, dated October 16,
                        1996.*

         (a)(9)    --   Text of Press Release issued by Parent on Octo-
                        ber 22, 1996.*

         (a)(10)   --   Text of Press Release issued by Parent on Octo-
                        ber 23, 1996.*

         (a)(11)   --   Text of Press Release issued by Parent on Octo-
                        ber 30, 1996.

         (b)(1)    --   Commitment Letter, dated October 21, 1996.*

         (c)(1)    --   Agreement and Plan of Merger, dated as of Octo-
                        ber 14, 1996, by and among Parent, Purchaser and the Company.*

         (c)(2)    --   Company Stock Option Agreement, dated as of Oc-
                        tober 14, 1996, between Parent and the Company.*

         (c)(3)    --   Parent Stock Option Agreement, dated as of Octo-
                        ber 14, 1996, between Parent and the Company.*

         (c)(4)    --   Form of Voting Trust Agreement.*

         (c)(5)    --   Complaint in Norfolk Southern Corporation, et
                        al. v. Conrail Inc., et al., No. 96-CV-7167, filed on October 23, 1996.*

         (c)(6)    --   First Amended Complaint in Norfolk Southern
                        Corporation, et al. v. Conrail Inc., et al., No.
                        96-CV-7167, filed on October 30, 1996.





















                                    SIGNATURE


                   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       CSX CORPORATION


                                       By: /s/ Mark G. Aron
                                       Name:  Mark G. Aron
                                       Title: Executive Vice President-
                                              Law and Public Affairs


         Dated:  October 31, 1996





                                    SIGNATURE


                   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       GREEN ACQUISITION CORP.


                                       By: /s/ Mark G. Aron
                                          Name:  Mark G. Aron
                                          Title:  General Counsel
                                                  and Secretary


         Dated:  October 31, 1996





                                  EXHIBIT INDEX


         Exhibit
           No.          Description

         (a)(1)    --   Offer to Purchase, dated October 16, 1996.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Notice of Guaranteed Delivery.*

         (a)(4)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.*

         (a)(5)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nom-inees.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         (a)(7)    --   Text of Press Release issued by Parent on Octo-
                        ber 15, 1996.*

         (a)(8)    --   Form of Summary Advertisement dated October 16,
                        1996.*

         (a)(9)    --   Text of Press Release issued by Parent on Octo-
                        ber 22, 1996.*

         (a)(10)   --   Text of Press Release issued by Parent on Octo-
                        ber 23, 1996.*

         (a)(11)   --   Text of Press Release issued by Parent on Octo-
                        ber 30, 1996.

         (b)(1)    --   Commitment Letter, dated October 21, 1996.*

         (c)(1)    --   Agreement and Plan of Merger, dated as of Octo-
                        ber 14, 1996, by and among Parent, Purchaser and the Company.*

         (c)(2)    --   Company Stock Option Agreement, dated as of Oc-
                        tober 14, 1996, between Parent and the Company.*

         (c)(3)    --   Parent Stock Option Agreement, dated as of Octo-
                        ber 14, 1996, between Parent and the Company.*

         _____________________
         *  Previously filed.





         (c)(4)    --   Form of Voting Trust Agreement.*

         (c)(5)    --   Complaint in Norfolk Southern Corporation, et
                        al. v. Conrail Inc., et al., No. 96-CV-7167, filed on October 23, 1996.*

         (c)(6)    --   First Amended Complaint in Norfolk Southern
                        Corporation, et al. v. Conrail Inc., et al., No.
                        96-CV-7167, filed on October 30, 1996.















































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